Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2007 (a)	2006	2005	2004	2003
Computation of Earnings:
Income before taxes	$3,961	$4,020	$4,868	$3,395	$3,173
Net interest expense	277	129	96	37	31
Interest portion of operating lease expense	50	39	27	25	17
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(55)	(72)	(71)	(26)	4

Earnings	$4,233	$4,116	$4,920	$3,431	$3,225

Computation of Fixed Charges:
Net interest expense	$277	$129	$96	$37	$31
Capitalized interest	28	43	30	20	24
Interest portion of operating lease expense	50	39	27	25	17

Fixed Charges	$355	$211	$153	$82	$72

Ratio of Earnings to Fixed Charges	11.9x	19.5x	32.2x	41.8x	44.8x

(a)	In May 2007, we issued $2.0 billion aggregate principal amount of floating rate notes due in 2008 (the “2008 Floating Rate Notes”), $1.1 billion aggregate principal amount of notes due in 2017 (the “2017 Notes”) and $900 million aggregate principal amount of notes due in 2037 (the “2037 Notes”) in a private placement. The 2008 Floating Rate Notes bear interest at a rate per annum, equal to LIBOR plus 0.08%, which will be reset quarterly. The 2017 Notes and 2037 Notes pay interest at fixed rates of 5.85% and 6.375%, respectively.

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest) and excluding our share of income/losses in equity method affiliates. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income. In addition, for the years ended December 31, 2005 and 2007, fixed charges also exclude the write-off of deferred financing and related costs resulting from the repayment of certain of our convertible debt.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.